UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Shutterfly, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

82568P304

(CUSIP Number)

Ahmet H. Okumus

OKUMUS FUND MANAGEMENT LTD.

767 Third Avenue, 35th Floor

New York, NY 10017

(212) 201-2640

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82568P304

1	NAME OF REPORTING PERSON

Okumus Fund Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,788,079
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,788,079
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,788,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 82568P304

1	NAME OF REPORTING PERSON

Okumus Opportunistic Value Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,788,079
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,788,079
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,788,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 82568P304

1	NAME OF REPORTING PERSON

Ahmet H. Okumus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Turkey
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,788,079
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,788,079
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,788,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 82568P304

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value (the “Shares”), of Shutterfly Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2800 Bridge Parkway, Redwood City, California 94065.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Okumus Opportunistic Value Fund, Ltd., a company established under the laws of the British Virgin Islands (“Opportunistic Value Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Okumus Fund Management Ltd., a Cayman Islands exempted company (“Okumus Fund Management”), as the investment manager of Opportunistic Value Fund; and
(iii)	Ahmet H. Okumus, as the President of Okumus Fund Management and a director of Opportunistic Value Fund.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Opportunistic Value Fund and Okumus Fund Management. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of Opportunistic Value Fund is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG 1110. The principal business address of Okumus Fund Management and Mr. Okumus is 767 Third Avenue, 35th Floor, New York, NY 10017.

(c)       The principal business of Opportunistic Value Fund is investing in securities. The principal business of Okumus Fund Management is serving as an investment adviser and the investment manager of Opportunistic Value Fund. Mr. Okumus serves as the President and a director of Okumus Fund Management and a director of Opportunistic Value Fund.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 82568P304

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Okumus is a citizen of the Republic of Turkey. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Opportunistic Value Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,788,079 Shares beneficially owned by Opportunistic Value Fund is approximately $85,917,661, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 6, 2019, the Reporting Persons entered into a Confidentiality and Non-Disclosure Agreement with the Issuer (the “Agreement”), pursuant to which the Reporting Persons agreed to hold in confidence and refrain from disclosing certain discussion information and confidential information relating to the Issuer’s announced strategic review process and CEO transition. The terms of the Agreement provide that the Reporting Persons may not acquire beneficial ownership of 4.99% or more of the Issuer’s then-outstanding Shares, except to the extent acquired solely as a result of the exercise by a third party of put options written by the Reporting Persons as of the date of the Agreement. The Agreement also includes certain other customary standstill restrictions that remain in effect from the date of the Agreement until the later of (i) written notice by one party to the other party that it is electing to terminate discussions and (ii) the first date on which the Issuer files its proxy statement, or preliminary proxy statement, for the 2019 annual meeting of stockholders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 82568P304

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,170,027 Shares outstanding as of March 18, 2019, which is the total number of Shares outstanding as reported in the DEFR14A filed with the Securities and Exchange Commission on April 8, 2019.

A.	Opportunistic Value Fund
(a)	As of the close of business on April 26, 2019, Opportunistic Value Fund beneficially owned 1,788,079 Shares.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,788,079
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,788,079
(c)	The transactions in the Shares by Opportunistic Value Fund during the past sixty days are set forth on Schedule B and incorporated herein by reference.
B.	Okumus Fund Management
(a)	Okumus Fund Management, as the investment manager of Opportunistic Value Fund, may be deemed the beneficial owner of the 1,788,079 Shares owned by Opportunistic Value Fund.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,788,079
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,788,079
(c)	Okumus Fund Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Opportunistic Value Fund during the past sixty days are set forth on Schedule B and incorporated herein by reference.
C.	Mr. Okumus
(a)	Mr. Okumus, as the President of Okumus Fund Management and a director of Opportunistic Value Fund, may be deemed the beneficial owner of the 1,788,079 Shares owned by Opportunistic Value Fund.

Percentage: Approximately 5.2%

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CUSIP No. 82568P304

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,788,079
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,788,079
(c)	Mr. Okumus has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Opportunistic Value Fund during the past sixty days are set forth on Schedule B and incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Opportunistic Value Fund sold short certain exchange-listed American-style put options referencing an aggregate of 367,800 Shares, which had an exercise price of $40.00 and expired on April 18, 2019. 2,098 options expired worthless pursuant to their terms, while 158,000 Shares (represented by 1,580 options) were delivered to Opportunistic Value Fund upon assignment of such options as further described in Schedule B hereto.

On April 29, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Okumus Opportunistic Value Fund, Ltd., Okumus Fund Management Ltd. and Ahmet H. Okumus, dated April 29, 2019.

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CUSIP No. 82568P304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2019

Okumus Opportunistic Value Fund, Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	Director

Okumus Fund Management Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	President

/s/ Ahmet H. Okumus
Ahmet H. Okumus

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CUSIP No. 82568P304

SCHEDULE A

Directors and Officers of Okumus Opportunistic Value Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Ahmet Okumus Director*

David Cooper Director	Attorney	Cumberland House 9th Floor 1 Victoria Street P.O. Box HM 1561 Hamilton HM FX Bermuda	Bermuda

Directors and Officers of Okumus Fund Management Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Ahmet Okumus President and Director*

Melis Okumus Director	Company Director	767 3rd Avenue, 35th Floor New York, New York 10017	Turkey

* Mr. Okumus is a Reporting Person and, as such, the information with respect to Mr. Okumus called for by the Schedule 13D is set forth therein.

CUSIP No. 82568P304

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

OKUMUS OPPORTUNISTIC VALUE FUND, LTD.

Sale of April 18, 2019 Put Option ($40.00 Strike Price) [1]	(2,800)	0.5500	03/04/2019
Sale of April 18, 2019 Put Option ($40.00 Strike Price) [1]	(875)	0.5500	03/04/2019
Sale of April 18, 2019 Put Option ($40.00 Strike Price) [1]	(3)	0.6000	03/04/2019
Delivery of Common Stock Upon Assignment of April 18, 2019 Put Option ($40.00 Strike Price)	158,000	40.0000	04/18/2019

___________________________________

1 Represents a short sale.